ARTICLES SUPPLEMENTARY
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                          LEGG MASON VALUE TRUST, INC.


      FIRST: The Board of Directors of Legg Mason Value Trust, Inc., a Maryland Corporation ("Corporation") organized on January 20, 1982, has, by action on February 12, 1999, increased the aggregate number of shares of capital stock that the Corporation has authority to issue from three hundred million (300,000,000) to five hundred million (500,000,000) shares. Two hundred million (200,000,000) shares of capital stock that the Corporation previously was authorized to issue, whether or not outstanding, have been designated as Class A shares. One hundred million (100,000,000) shares of capital stock that the Corporation previously was authorized to issue, whether or not outstanding, have been designated as Class Y shares.

      The additional two hundred million (200,000,000) shares of capital stock that the Corporation is newly authorized to issue have been classified by the Corporation's Board of Directors, pursuant to a power contained in the Corporation's charter, as Class A shares, increasing the total number of shares of capital stock classified as Class A shares from two hundred million (200,000,000) to four hundred million (400,000,000) shares. The additional shares will have all the preferences, rights, powers, restrictions, limitations, terms and conditions as the existing Class A shares.

      The par value of the shares of capital stock of each class of the Corporation remains one tenth of one cent ($0.001) per share. Immediately before the increase in the aggregate number of authorized shares described herein, the aggregate par value of all of the authorized shares was three hundred thousand (300,000) dollars; as increased, the aggregate par value of all of the shares is five hundred thousand (500,000) dollars. Immediately before the increase in the aggregate number of authorized shares described herein, the aggregate par value of all authorized Class A shares was two hundred thousand (200,000) dollars; as increased, the aggregate par value of all of the Class A shares is four hundred thousand (400,000) dollars. Immediately before the increase in the aggregate number of authorized shares described herein, the aggregate par value of all authorized Class Y shares was one hundred thousand (100,000) dollars; after the increase in the aggregate number of authorized shares, the aggregate par value of Class Y shares remains one hundred thousand (100,000) dollars.

      SECOND: The Corporation is registered with the U.S. Securities and Exchange Commission as an open-end investment company under the Investment Company Act of 1940.

      THIRD: The total number of shares of capital stock that the Corporation has authority to issue has been increased by the Board of Directors in accordance with Section 2-105(c) of the Maryland General Corporation Law.

      IN WITNESS WHEREOF, the undersigned Vice President of Legg Mason Value Trust, Inc. hereby executes these Articles Supplementary on behalf of the Corporation, and hereby acknowledges these Articles Supplementary to be the act of the Corporation and further states under the penalties for perjury that, to the best of her knowledge, information and belief, the matters and facts set forth herein are true in all material respects.


Date:       March  9, 1999                      /s/ Marie K. Karpinski
                                                ----------------------
                                                Marie K. Karpinski
                                                Vice President

Attest:     /s/ Kathi D. Bair
            -----------------
            Secretary

Baltimore, Maryland  (ss)

Subscribed and sworn to before me this 9th day of March, 1999.


/s/ Laura V. Atwater
--------------------
Notary Public